
August 21, 2020

Todd Ford
Chief Financial Officer
Coupa Software Inc
1855 S. Grant Street
San Mateo, CA 94402

  Re: Coupa Software Inc
    Form 10-K for the Year Ended January 31, 2020
    File No. 001-37901

Dear Mr. Ford:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology